June 7, 2019

[Via EDGAR]

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mark Brunhofer and Sharon Blume

Re:	Health Insurance Innovations, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 14, 2019 and Amended May 7, 2019
Form 10-Q for the Quarterly Period Ended March 31, 2019
Filed May 7, 2019
File No. 001-35811

Ladies and Gentlemen:

On behalf of Health Insurance Innovations, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter, dated May 23, 2019, to Mr. Michael D. Hershberger, Chief Financial Officer, Secretary, and Treasurer of the Company, with respect to the above-referenced filings of the Company. The comments of the Staff are repeated below (in bold italics), followed by the Company’s responses (in regular type).

Form 10-K for the Fiscal Year Ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Business Metrics, page 34

1. You characterize “premium equivalents” as representing your “total collections, including the combination of premiums, fees for discount benefit plans, enrollment fees, and third-party commissions and referral fees.” It is clear that the revenue you recognized after the adoption of ASC 606 includes variable consideration in the form of future payments to be made by your members and excludes the portion related to unrecognized member management performance obligation. Please tell us why it is appropriate to characterize premium equivalents as representing your “total collections” when you apparently include significant uncollected amounts related to the sales and marketing services performance obligations net of the deferral related to the unrecognized member management performance obligation. In this regard, we note no reconciling item for this net uncollected amount in your reconciliation of premium equivalents to revenues on page 34.

The Company will revise the definition of this key business metric in all future filings in order to make clear that the metric includes expected lifetime collections and not just current period collections. The revised definition will read substantially as follows:

“Premium Equivalents. We define this metric as our total expected lifetime collections for our sales and marketing performance obligation, including the combination of premiums, fees for discount benefit plans, and third-party commissions. This metric also includes current period revenue from our member management performance obligation. All amounts not paid out as risk premium to carriers or paid out to other third-party obligors are considered to be revenues for financial reporting purposes.”

2. Although you identify “expected duration units” as being an important indicator of your expected revenues, you do not describe the metric. It appears from discussion during your earnings conference call for the fourth quarter of 2018 that this metric represents the number of total months you expect to collect premium equivalents from new members enrolled during the period. Please address the following:

●	Define for us an “expected duration unit.” Confirm whether our understanding of these units is correct.

●	Tell us why this metric is an important indicator of your expected revenues when you disclose that approximately 95% of your revenues relate to a point in time recognition and only about 5% is recognized over time.

●	Tell us how you intend to disclose significant changes in your estimate of expected duration units from prior periods.

Please be advised that the Company defines “expected duration units” as follows which is consistent with the Staff’s understanding, and substantially the following description will be used in future filings, including the following statement as to why the metric is important:

An expected duration unit (EDU) represents the cumulative number of months the Company expects to collect from each policy submitted during the period. This metric is important because the vast majority of our revenues (approximately 95%) are recognized up front at the time the policy is sold. This portion of revenue represents the total amount of premiums we expect to collect, net of risk premiums paid to carriers and amounts earned by third party obligors, over the life of each policy sold. Since policy holders can cancel their policies at any time, expected duration units provide an estimate of the number of months, on average, that policy holders will retain their coverage. Expected duration units for each type of policy sold are derived from the Company’s historical experience, supported by actual policy durations contained in the Company’s data warehouse.

Please be further advised that, in a reporting period where there is a significant change in expected duration units from prior periods, the Company intends to disclose these differences within the expected duration unit table, provide a narrative within Management’s Discussion and Analysis of Financial Conditions and Results of Operations, and provide an explanation of any adjustments in the revenue footnote to the financial statements.

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3. Although you identify “constrained lifetime value per submitted application” (LVSA) as a key measure, you do not explain what it is or how it is calculated. Please address the following:

●	Tell us how you compute the revenue amounts per submitted application disclosed in the table on page 36. In your response, tell us whether the revenue amount presented represents the total of both performance obligations that you expect to receive consistent with your constrained policy duration estimates.

●	Tell us why the number of submitted applications (621,600) in the table on page 36 does not agree with the number of submitted applications (367,600) during the year as disclosed in the table on page 34.

The Company defines LVSA, as presented in the 10-K, as the amount of revenue recognized in the period, from both performance obligations, divided by the number of submitted applications in the period. The revenue amounts per submitted application is calculated by aggregating the revenue attributable to both performance obligations. The first performance obligation, which is the sales and marketing performance obligation, is based on a product’s duration which is constrained to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. This sales and marketing performance obligation represents approximately 95% of the estimated revenue and is recognized at the time of sale. The second performance obligation, which is the member management performance obligation, is recognized over time as the member continues with the policy. This performance obligation makes up the remaining 5% of the estimated revenue from a sale. The aggregated revenue is divided by the total number of submitted applications during the period for each disclosed product type to calculate the constrained lifetime value per submitted application. The Company will include this more detailed definition of LVSA in all future filings.

The tables on page 34 and page 36 of the Form 10-K represent different components of the Company’s business. The table on page 34 is comprised of Individual and Family Plans (IFP), which excludes Supplemental applications. The table on Page 36 includes 278,700 Supplemental applications. Additionally, the table on Page 36 excludes 31,900 fulfillment-only applications that represent low margin products where the Company outsourced all sales and marketing obligations and some of its member management services. We believe that excluding these fulfillment-only applications provides the reader greater insight into our core operations. The remaining difference of 7,200 represents policies whereby the Company provides administrative services only.

4. You disclose that the following metrics are non-GAAP financial measures:

●	Premium equivalents

●	Submitted applications

●	Expected duration units

●	LVSA

Please tell us how each of these measures is a non-GAAP measure. In your response tell us your consideration of the guidance in Item 10(e)(4) of Regulation S-K.

We have reviewed the guidance in Item 10(e)(4) of Regulation S-K and believe that these items are more appropriately classified as business or operational metrics and should not be classified as non-GAAP financial measures. In our earnings release for 2018, we called them “selected metrics” instead of non-GAAP financial measures. In all future filings, the Company will be consistent in referring to these items as operational metrics in all disclosures and other communications.

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Notes to Consolidated Financial Statements

Note 17: Concentrations of Credit Risk and Significant Customers, page 88

5. Please tell us how your concentration disclosures being based on “total collections” is consistent with the guidance in ASC 280-10-50-42 to disclose information about major customers in terms of revenues. In this regard, it does not appear that total collections are in line with your revenues after the adoption of ASC 606 given that you record variable consideration associated with amounts to be billed/collected in future periods.

The Company does not purport that total collections, equates to or represents revenue. However, we believe that total collections is a reasonable basis for disclosing the extent of the Company’s reliance on its major customers, which the Company believed satisfied the purpose of the disclosure requirements. Our customers are the insurance carriers and product vendors, and total collections measures the total amount of the priced insurance policies and benefits which are sold to members on their behalf.

The Company previously disclosed that two customers represented 64% of total collections (our disclosed measure of customer significance). We confirm that this percentage remains factual and correct. Our revenue by customer information indicates that three customers represented 49% of our revenues. We believe that the 64% of total collections measurement remains a relevant indication of customer concentration. Using total collections for the basis of carrier concentration yielded a higher concentration or higher risk to the Company’s operations, while using revenue yielded a lower risk. Therefore, in future filings we will disclose concentrations of reported revenue, however, we do not believe that the previously disclosed concentration of total collections is materially different from the revenue disclosures.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Notes to Condensed Consolidated Financial Statements

Note 9: Income Taxes, page 15

6. You disclose that the adoption of ASC 606 created an opening balance sheet tax liability adjustment, the impact of which is spread over four years starting with 2018. Please address the following:

●	Tell us the nature of this adjustment and clarify why it is spread over four years.

●	Clarify whether the opening balance sheet you refer to is for fiscal 2018 or 2019. In this regard, we note no mention of this adjustment in your 2018 Form 10-K.

●	To the extent you reflect this adjustment in your opening 2019 balance sheet, explain why it was not reflected in 2018 as part of the cumulative effect of adopting ASC 606.

●	Explain why this adjustment doubles your effective tax rate in Q1 2019. In this regard, although the impact of adopting ASC 606 may result in additional taxes that are payable over four years, explain why the ongoing effective tax rate is impacted when it appears that the tax impact of adopting ASC 606 should be recorded in deferred tax assets or liabilities upon adoption.

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Under the Tax Cuts and Jobs Act of 2017 (TCJA), the rules of Internal Revenue Code (IRC) Section 451(b) now require accrual method taxpayers to recognize an item of income no later than the tax year in which the item is recognized as revenue in the taxpayer’s applicable financial statement. ASC 606 changed the way the Company recognizes revenue in its financial statements. In order to comply with the newly enacted Section 451(b), the Company is required to change its tax method of accounting for revenue recognition. IRC Section 481(a) allows the impact of this unfavorable change in methodology (e.g. the “adjustment”) to be taken into account ratably over four (4) taxable years beginning with the year of change starting in 2018.

The Company confirms that the opening balance sheet referred to is 2018 (ASC 606 adoption). In order to provide additional clarity, we will adjust the language in our tax footnote starting with our Q2 2019 Form 10-Q filing to clearly indicate that the tax liability adjustment which is spread over four (4) years impacted our valuation allowance which resulted in the increase to our effective tax rate.

The adjustment was reflected in 2018 as part of the cumulative effect of adopting ASC 606.

We agree that typically a Section 481(a) adjustment should not have an effect on the Company’s income tax rate because this temporary difference would go through a deferred account and net to a neutral tax rate position. In this scenario, though, technically it is the anticipated change in the Company’s valuation allowance that is ultimately driving the rate change in Q1 2019 and not the ASC 606 adjustment. By way of background, the Company operations are conducted through a majority owned partnership named Health Plan Intermediaries Holdings, LLC (“HPIH”). As disclosed in the footnotes to the financial statements, the Company accounts for the deferred taxes related to its investment in HPIH based upon the difference between the book amount of the investment and its tax basis (i.e., its outside basis difference). When ASC 606 was adopted by the Company on January 1, 2018, the result was an immediate increase to the outside book basis of the investment with no immediate increase to its tax basis (the resulting taxable income of the ASC 606 adjustment is not immediate, but rather will be recognized as flow through taxable income for four years under Section 481(a) as discussed above). The tax effects of ASC 606 were recorded as part of the opening balance sheet adjustment on January 1, 2018. The resulting deferred tax liability related to this adjustment was not a standalone item, but rather was part of the overall outside basis difference in HPIH. As of December 31, 2018, the Company’s overall outside tax basis in its investment in HPIH exceeded its book basis resulting in a gross deferred tax asset. As of December 31, 2018, there was a valuation allowance against the deferred tax asset related to this outside basis difference. In Q1 2019, the estimated annual effective tax rate included the second of the four Section 481(a) adjustments, which increased taxable income over book income by approximately $60M. This amount increased the estimated current income tax expense and also increased the deferred tax asset related to the outside basis difference, resulting in an estimated gross deferred tax benefit. These offsetting adjustments would normally have no impact on the estimated annual effective tax rate. However, during the year we are also expecting a corresponding increase to the valuation allowance to offset the increase in the deferred tax asset associated with the outside tax basis of the Company’s investment in HPIH, which is ultimately what is increasing the estimated annual effective tax rate in Q1 2019. As the Company recognizes the tax impact of the Section 481(a) adjustment in future years, it expects the valuation allowance to also grow as the outside tax basis difference increases. It is anticipated that this will result in higher effective tax rates in future periods.

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Thank you for your assistance. If the Staff has any questions with respect to the foregoing, please do not hesitate to contact me at (877) 376-5831.

Sincerely,

/s/ Michael D. Hershberger
Michael D. Hershberger
Health Insurance Innovations, Inc.

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